UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CANFIELD MEDICAL SUPPLY, INC.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

13754P105

(CUSIP Number)

Robert Nistico

c/o Canfield Medical Supply, Inc.\

Canfield, Ohio 44406

(330) 533-1914

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 13754P105

1	NAMES OF REPORTING PERSON
Justin Yorke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

	8	SHARED VOTING POWER:
20,611,066(1)
	9	SOLE DISPOSITIVE POWER:

	10	SHARED DISPOSITIVE POWER:
20,611,066

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,611,066
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

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(1)

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 67,720,853 shares of Common Stock issued and outstanding as of March 31, 2020, as reported by the Issuer in its Form 8-K filed on April 6, 2020 and (ii) 1,477,375 shares of Common Stock to be issued upon the conversion or exercise, as applicable, of shares underlying outstanding warrants held by the Reporting Person.

The Reporting Person is a manager of WesBev LLC, JMW Fund LLC, San Gabriel Fund LLC, Richland Fund LLC, San Gabriel Advisors, LLC PSP FBO Justin Yorke, and San Gabriel Advisors, LLC PSP FBO John McGrain, and as a result may be deemed to be the beneficial owner of securities listed in this Schedule 13D.

Includes shares owned beneficially or may be deemed to be owned beneficially by the Reporting Person as follows:

(a)     8,436,000 shares of Common Stock held by WesBev LLC. As Manager of WesBev LLC, Mr. Yorke may be deemed to control this entity and exercise voting power over the shares owned;

(b)    Includes (i) 4,194,033 shares; (ii) 35,837 issuable upon the exercise of debt repurchase warrants; and (iii) 485,774 shares upon the exercise of warrants held by JMW Fund, LLC. As Manager of JMW Fund, LLC, Mr. Yorke may be deemed to control this entity and exercise voting power over the shares owned;

(c)     Includes (i) 3,846,436 shares; (ii) 31,733 shares issuable upon the exercise of debt repurchase warrants; and (iii) 438,670 shares issuable upon the exercise of warrants held by San Gabriel Fund, LLC. As Manager of San Gabriel Fund, LLC, Mr. Yorke may be deemed to control this entity and exercise voting power over the shares owned;

(d)    Includes (i) 2,297,476 3 shares; (ii) 17,789 shares issuable upon the exercise of debt repurchase warrants; and (iii) 438,478 shares issuable upon the exercise of warrants held by Richland Fund, LLC. As Manager of Richland Fund, LLC, Mr. Yorke may be deemed to control this entity and exercise voting power over the shares owned;

(e)     Includes (i) 127,840 shares and (ii) 3,835 shares issuable upon the exercise of debt repurchase warrants held by San Gabriel Advisors, LLC PSP FBO Justin Yorke. As Manager of San Gabriel Advisors, LLC PSP FBO Justin Yorke, Mr. Yorke may be deemed to control this entity and exercise voting power over the shares owned; and

(f)      Includes (i) 249,695 shares and (ii) 7,470 shares issuable upon the exercise of debt repurchase warrants held by San Gabriel Advisors, LLC PSP FBO John McGrain. As Manager of by San Gabriel Advisors, LLC PSP FBO John McGrain, Mr. Yorke may be deemed to control this entity and exercise voting power over the shares owned;

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Item 1. Security and Issuer

The title of the class of equity securities to which this Schedule 13D relates is the Common Stock, no par value (“Common Stock”), of Canfield Medical Supply, Inc., a Colorado corporation (the “Company”). The principal offices of the Company are located at 4120 Boardman-Canfield Road, Canfield, Ohio 44406.

Item 2. Identity and Background

(a)	This statement is being filed on behalf of Justin Yorke (the “Reporting Person”). The Reporting Person is a manager of WesBev LLC, JMW Fund LLC, San Gabriel Fund LLC, Richland Fund LLC, San Gabriel Advisors, LLC PSP FBO Justin Yorke, and San Gabriel Advisors, LLC PSP FBO John McGrain, and as a result may be deemed to be the beneficial owner of securities listed in this Schedule 13D.

(b)	4 Richland Place, Pasadena, California 91103

(c)	Just Yorke is a director of the Company, partner in San Gabriel Advisors and is the manager of the San Gabriel Fund, JMW Fund and Richland Fund

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors)

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

(f)	The Reporting Person is a citizen of the United States of America

Item 3. Source and Amount of Funds or Other Considerations

As a result of the Merger (as defined and explained in more detail below), effective March 31, 2020, the Reporting Person acquired beneficial ownership of 10,697,691 shares of Common Stock and 1,477,375 shares of Common Stock to be issued upon the conversion or exercise, as applicable, of shares underlying outstanding warrants that may be deemed beneficially owned by the Reporting Person.

Item 4. Purpose of Transaction

Closing of the Merger

On December 31, 2019, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with SBG Acquisition Inc. (“Merger Sub”), a Nevada Corporation wholly-owned by the Company, and Splash Beverage Group, Inc. a Nevada corporation (“Splash”) pursuant to which Merger Sub shall be merged with and into Splash (the “Merger”) with Splash as the surviving company and a wholly-owned subsidiary of the Company.

The closing of the Merger took place on March 31, 2020 (the “Closing”), and, on March 31, 2020, the Company filed Articles of Conversion/Exchange Merger with the Secretary of State of the State of Nevada pertaining to the merger of Merger Sub into Splash, with Splash as the surviving entity wholly owned by the Company, and the Merger became effective on that date.

Prior to Closing, the Reporting Person beneficially owned (i) 163,500 shares of common stock of Splash; (ii) 1,070,924 shares of common stock of Splash underlying warrants; (iii) 4,605,130 shares of Preferred A Stock of Splash; (iv) 844,300 shares of Preferred B Stock of Splash; and (v) 2,315,865 shares of Splash as a result of the conversion, at a rate of $1.00 per share, of the outstanding amount including principal and interest of certain promissory notes.

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At the Closing, and in accordance with the Merger Agreement, all such shares of Splash beneficially owned by the Reporting Person were converted into 10,697,691 shares of Common Stock and 1,477,375 shares of Common Stock to be issued upon the conversion or exercise, as applicable, of shares underlying outstanding warrants, respectively, beneficially held by the Reporting Person.

In addition, a majority of the board of directors and management of the Company will be replaced, including the recent appointment of the Reporting Person to the board of directors of the Company and Secretary of the Comapny, in accordance with the Merger Agreement.

The foregoing description of the Merger does not purport to be complete and is qualified in its entirety by the terms of the Merger Agreement, which is attached as an exhibit hereto and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) and (b) The information contained on the cover page to this Schedule 13D is incorporated herein by reference

(c) Except for the transaction described in Item 4 of this Schedule 13D, the Reporting Person has not engaged in any transaction during the past 60 days involving shares of common stock of the Issuer.

(d)No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise), to the best knowledge of the Reporting Person, between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
1	Agreement and Plan of Merger among Registrant, Merger Sub and Splash dated December 31, 2019 (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K (File No. 000-55114) filed by the Issuer on January 6, 2020).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2020	/s/ Justin Yorke
	Name:	Justin Yorke
	Title:	Secretary

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